Schedule I- Financial Information of Registrant
TFC Enterprises, Inc.

Balance Sheets

	December 31

(in thousands)	2002	2001

Assets
Investment in subsidiaries	$26,084	$22,716
Intangible assets, net	649	7,704
Due from subsidiaries	20,270	21,083
Income taxes receivable	194	—
Other assets	11	13

Total assets	$47,208	$51,516

Liabilities and shareholders’ equity
Liabilities:
Income taxes payable	$—	$291
Accounts payable and accrued expenses	21	20
Deferred income taxes	117	124

Total liabilities	138	435
Shareholders’ equity:
Preferred stock, $.01 per value, 1,000,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value, 40,000,000 shares authorized and 11,551,033 and 11,534,890 outstanding in 2002 and 2001, respectively	51	51
Additional paid-in capital	56,207	56,187
Accumulated deficit	(9,188)	(5,157)

Total shareholders’ equity	47,070	51,081

Total liabilities and shareholders’ equity	$47,208	$51,516

Schedule I- Financial Information of Registrant
TFC Enterprises, Inc.

Statements of Operations

	Years ended December 31

(in thousands)	2002	2001	2000

Net interest revenue:
Interest revenue	$—	$—	$—
Interest expense	—	7	—

Net interest revenue	—	(7)	—
Other revenue:
Equity in net income of subsidiaries	3,368	6,325	5,323

Total other revenue	3,368	6,325	5,323
Operating expenses:
Amortization of intangible assets	278	1,092	1,091
Other	724	416	435

Total operating expense	1,002	1,508	1,526
Income before income taxes	2,366	4,810	3,797
(Benefit from) provision for income taxes	(380)	(266)	(271)

Net income before cumulative effect of change in accounting principle	$2,746	$5,076	$4,068
Cumulative effect of change in accounting principle	(6,777)	—	—

Net income (loss)	$(4,031)	$5,076	$4,068

Schedule I- Financial Information of Registrant
TFC Enterprises, Inc.

Statements of Cash Flows

	Years ended December 31

(in thousands)	2002	2001	2000

Operating activities
Net income (loss)	$(4,031)	$5,076	$4,068
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in net income of subsidiaries	(3,368)	(6,325)	(5,323)
Amortization of intangible assets	278	1,092	1,091
Benefit from deferred income taxes	(7)	(106)	(124)
Changes in operating assets and liabilities:
Cumulative effect of change in accounting principle	6,777	—	—
Decrease in other assets	2	—	73
Decrease in due from subsidiaries	813	1,150	573
Increase (decrease) in accounts payable and accrued expenses	1	(4)	(98)
Decrease in income taxes payable	(485)	(966)	(285)

Net cash used in operating activities	(20)	(83)	(25)

Financing activities
Proceeds from stock options exercised	20	83	25

Net cash provided by financing activities	20	83	25

Increase (decrease) in cash	—	—	—
Cash at beginning of year	—	—	—

Cash at end of year	$—	$—	$—

Supplemental disclosures:
Income taxes paid	$945	$725	$1,253